Protection Through Detection www.raesystems.com	3775 North First Street San Jose, CA 95134-1708 USA Main: 408-952-8200 Fax: 408-952-8480
January 19, 2010
Via Facsimile, Federal Express, and EDGAR
Mr. Kevin I. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010
Re:	RAE Systems Inc.; Form 10-K for the Year Ended December 31, 2008, filed March 13, 2009; SEC File No. 001-31783
Dear Mr. Vaughn:
On behalf of RAE Systems Inc. (the “Company”), set forth below is the Company’s response to the additional comment of the Staff of the Securities and Exchange Commission, dated January 5, 2010, with respect to the Company’s Form 10-K for the year ended December 31, 2008 and its Form 10-Qs for the quarters ended March 31, June 30, and September 30, 2009. For your convenience, we have repeated the comment set forth in the Staff’s letter and followed the comment with the Company’s response.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the period ended September 30, 2009
Exhibits 32.1 and 32.2
1.	Please refer to our prior comments 7 and 8. We see that you filed amendments to your Form 10-K and each of your Forms 10-Q on December 21, 2009. However, these amendments do not appear to include the entire periodic report nor the certifications required in Exhibit 31. Further, the certifications provided in Exhibits 32.1 and 32.2 are not currently dated. Your amendments must each include the entire periodic report as well as new, currently dated and signed certifications. Please further amend your Form 10-K for the period ended December 31, 2008 and your Forms 10-Q for the periods ended March 31, 2009, June 30, 2009, and September 30, 2009 to include the entire report and certifications that are signed and currently dated by your Principal Executive Officer and Principal Financial Officer.

Mr. Kevin I. Vaughn
January 19, 2010

We have researched your comment. We are not aware of a rule that would require the amendments we filed on December 21, 2009 to include the entire periodic report. Rule 12b-15 under the Securities Exchange Act of 1934 provides in part:
“Amendments filed pursuant to this section must set forth the complete text of each item as amended.”
Thus, management believes this rule does not require the filing of the entire periodic report as part of an amended filing.
We further identified guidance in Compliance and Disclosure Interpretation (“C&DI”) 246.14, which is quoted in full below:
     http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm
246.14 The following errors in a certification required by Item 601(b)(31) are examples of errors that will require the company to file a corrected certification that is accompanied by the entire periodic report: (1) the company identifies the wrong periodic report in paragraph 1 of the certification; (2) the certification omits a conformed signature above the signature line at the end of the certification; (3) the certification fails to include a date; and (4) the individuals who sign the certification are neither the company’s principal executive officer nor the principal financial officer, or persons performing equivalent functions. [July 3, 2008]
This C&DI does require the refiling of the complete periodic report when the original filing contains Exhibit 31 certifications that are defective for reasons specified in the C&DI. We have reviewed the Exhibit 31 certifications in our original filings and have confirmed that they are correct in all respects. Therefore, management believes C&DI does not apply. We respectfully advise the Staff that the previous comment letter provided no comment that any Exhibit 31 contained in our original filings was defective.
We agree that the Exhibit 32 certifications filed with our amended Form 10-K and Forms 10-Q should have been currently dated. Therefore, we propose to respond to your comment by filing Form 10-K/A and Forms 10-Q/A that contain only new Exhibit 32 certifications, signed as of the filing date by the Company’s Chief Executive Officer and Chief Financial Officer. Please be advised that our Chief Executive Officer is traveling and will be unavailable to sign the Form 10-K/A and Forms 10-Q/A, as well as the new Exhibit 32 certifications to be contained therein, until January 28, 2010. Therefore, we propose to file the amended reports no later than the aforementioned date.

Mr. Kevin I. Vaughn
January 19, 2010

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact David Achterkirchen, Legal Counsel at (408) 952-8412 or me at (408) 952-8404. Thank you for your assistance.
Very truly yours,

/s/ Randall Gausman
Randall Gausman
Chief Financial Officer RAE Systems Inc.